UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number 001-38737

TuanChe Limited

(Exact name of registrant as specified in its charter)

9F, Ruihai Building, No. 21 Yangfangdian Road

Haidian District

Beijing 100038, People’s Republic of China

(86-10) 6398-2942

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

This Amendment No.1 (the “Amendment”) to the report of foreign private issuer on Form 6-K originally furnished by TuanChe Limited (the “Company”) with the Securities and Exchange Commission on March 28, 2019 is being furnished to correct an error contained in our previously issued unaudited consolidated statements of operations.

As a result of the rectification, the line item of “net loss attributable to the TuanChe Limited’s ordinary shareholders per share from continuing operations - basic” will be amended from RMB(0.81) (US$(0.12)) to RMB(0.90) (US$(0.13)) in 2018, and the line item of “net loss attributable to the TuanChe Limited’s ordinary shareholders per share from continuing operations – diluted” will be amended from RMB(0.81) (US$(0.12)) to RMB(0.90) (US$(0.13)) in 2018.

For ease of reference, the Company is furnishing the corrected unaudited consolidated statement of operations for the 2018 fiscal year with this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TuanChe Limited

Date:	April 25, 2019	By:	/s/ Zhihai Mao
			Name:	Zhihai Mao
			Title:	Chief Financial Officer

Exhibit Index

Exhibit Number	Description

99.1	Unaudited consolidated statements of operations for the fiscal year of 2018.